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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-17f-2

Certificate of Accounting of Securities and Similar

Investments in the Custody of

Management Investment Companies

Pursuant to Rule 17f-2 [17 CFR 270.17f-2]

1. Investment Company Act File Number:				Date examination completed:

811-23684				June 30, 2025
2. State identification Number:
AL	AK	AZ	AR	CA	CO
CT	DE	DC	FL	GA	HI
ID	IL	IN	IA	KS	KY
LA	ME	MD	MA	MI	MN
MS	MO	MT	NE	NV	NH
NJ	NM	NY	NC	ND	OH
OK	OR	PA	RI	SC	SD
TN	TX	UT	VT	VA	WA
WV	WI	WY	PUERTO RICO
Other (specify):
3. Exact name of investment company as specified in registration statement:

US Mortgage-Backed & Income Fund for Puerto Rico Residents, Inc.
4. Address of principal executive office (number, street, city, state, zip code):

American International Plaza Building - Tenth Floor, 250 Munoz Rivera Avenue, San Juan, Puerto Rico 00918

Ernst & Young LLP	Tel: +1 787 759 8212
Parque Las Americas 1	Fax: +1 787 753 0808
Suite 410	ey.com
235 Federico Costas
San Juan, PR 00918-1341

Independent Accountant’s Report

The Board of Directors of US Mortgage-Backed & Income Fund for Puerto Rico Residents, Inc.

We have examined management’s assertion, included in the accompanying Report of Management on Compliance with Certain Provisions of the Investment Company Act of 1940, that US Mortgage-Backed & Income Fund for Puerto Rico Residents, Inc. (the Fund) complied with the requirements of subsections (b) and (c) of Rule 17f-2 under the Investment Company Act of 1940 (the Act) as of June 30, 2025. Management is responsible for its assertion about compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Act (the specified requirements). Our responsibility is to express an opinion on management’s assertion about the Fund’s compliance with the specified requirements based on our examination.

Our examination was conducted in accordance with the attestation standards established by the American Institute of Certified Public Accountants (“AICPA”). Those standards require that we plan and perform the examination to obtain reasonable assurance about whether management’s assertion about compliance with the specified requirements is fairly stated, in all material respects. An examination involves performing procedures to obtain evidence about whether management’s assertion is fairly stated, in all material respects. The nature, timing, and extent of the procedures selected depend on our judgment, including an assessment of the risks of material misstatement of management’s assertion, whether due to fraud or error. We believe that the evidence we obtained is sufficient and appropriate to provide a reasonable basis for our opinion.

We are required to be independent of US Mortgage-Backed & Income Fund for Puerto Rico Residents, Inc. and to meet our other ethical responsibilities, as applicable for examination engagements set forth in the Preface: Applicable to All Members and Part 1- Members in Public Practice of the Code of Professional Conduct established by the AICPA.

Included among our procedures were the following tests performed as of June 30, 2025, the examination date we selected without prior notice to management and with respect to agreement of security purchases and sales, for the period from June 1, 2025 (the immediate date after our last examination), through June 30, 2025:

•	Confirmation of all securities held by JPMorgan Chase & Co (“Custodian”), brokers and others;

•	Reconciliation of all such securities to the books and records of the Fund and the Custodian;

•

Confirmation of all repurchase agreements with broker/banks and agreement of underlying collateral with the Custodian’s records; when replies were not received from brokers and others, we performed alternative procedures; and

•	Agreement of one security purchase and one security sale, if occurred, since our last report from the books and records of the Fund to corresponding bank statements.

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Fund’s compliance with specified requirements.

In our opinion, management’s assertion that US Mortgage-Backed & Income Fund for Puerto Rico Residents, Inc. complied with the requirements of subsections (b) and (c) of Rule 17f-2 of the Act as of June 30, 2025, with respect to securities reflected in the investment account of the Fund is fairly stated, in all material respects.

This report is intended solely for the information and use of management and the Board of Directors of US Mortgage-Backed & Income Fund for Puerto Rico Residents, Inc. and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.

/s/ Ernst & Young LLP
San Juan, Puerto Rico
December 16, 2025

Report of Management on Compliance with Certain Provisions of the Investment Company Act of 1940

December 16, 2025

We, as members of the management of US Mortgage-Backed & Income Fund for Puerto Rico Residents, Inc. (the Fund), are responsible for complying with the requirements of subsections (b) and (c) of Rule 17f-2, “Custody of Investments by Registered Management Investment Companies,” of the Investment Company Act of 1940 (“the Act”). We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of the Fund’s compliance with the requirements of subsections (b) and (c) of Rule 17f-2 as of June 30, 2025, and from June 1, 2025, (immediate date after the last examination date) through June 30, 2025.

Based on this evaluation, we assert that the Fund was in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Act as of June 30, 2025, and from June 1, 2025, through June 30, 2025, with respect to securities reflected in the investment account of the Fund.

Sincerely,

US Mortgage-Backed & Income Fund for Puerto Rico Residents, Inc.

/s/ Claudio Ballester
/s/ Heydi Cuadrado

Claudio Ballester
Executive Director of Fund Administrator

Heydi Cuadrado
Director of the Investment Advisor